Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Diversified Dividend and Income Fund

Commission File No. 811-21407

Nuveen Tax-Advantaged Total Return Strategy Fund

Commission File No. 811-21471

Nuveen Tax-Advantaged Dividend Growth Fund

Commission File No. 811-22058

Nuveen Multi-Asset Funds Announce Proposed Reorganizations

NEW YORK, April 23, 2021 – The Board of Trustees of Nuveen Diversified Dividend and Income Fund (NYSE: JDD), Nuveen Tax-Advantaged Total Return Strategy Fund (NYSE: JTA), and Nuveen Tax-Advantaged Dividend Growth Fund (NYSE: JTD) have approved a proposal to reorganize the funds. The proposed reorganizations, if approved by shareholders, would combine JDD, JTA, and JTD into a single fund with a new investment mandate. The combined fund would continue employing a multi-asset strategy, but would more dynamically allocate its portfolio with the objective of seeking total return though high current income and capital appreciation.

The proposed reorganization for each fund is subject to certain conditions, including necessary approval by the funds’ shareholders. Detailed information on the proposed reorganizations, including a description of the proposed investment strategy of the combined fund, will be contained in proxy materials expected to be filed in the coming weeks.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.2 trillion in assets under management as of 31 March 2021 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•   market developments;

•   legal and regulatory developments; and

•   other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

IMPORTANT INFORMATION

In connection with the reorganization proposal discussed herein, the funds expect to file with the SEC solicitation materials in the form of a proxy statement and/or a joint proxy statement/prospectus that will be included in a registration statement on Form N-14. After the registration statement is filed with the SEC, it may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the reorganization proposal. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

This communication is for informational purposes only and is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. However, the funds, Nuveen Fund Advisors and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the reorganization proposal discussed herein. Information about the directors/trustees and officers of the funds may be found in their respective annual reports previously filed with the SEC.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results. Closed-end funds frequently trade at a discount to their net asset value.

EPS-1616657PR-E0421X

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